UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2018

Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __

Attached hereto and incorporated by reference herein are the following:

Exhibit 1: Registrant's press release entitled “RedHill Biopharma Reports Second Quarter 2018 Financial Results”.

Exhibit 2: Registrant’s condensed consolidated interim unaudited financial information as of June  30, 2018 and for the three and six months then ended.

This Form 6-K and related exhibits are incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441) and on May 23, 2018 (Registration No. 333-225122) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333- 209702) and on July 23, 2018 (Registration No. 333-226278) .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(Registrant)

Date: August 30, 2018	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer